Exhibit 99.1

Tarena Announces CHANGE TO dividend record AND PAYMENT dateS

BEIJING, China, May 30, 2017 -- Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education services in China, today announced that the record date for its cash dividend of US$0.16 per ordinary share (the “Cash Dividend”), including both Class A ordinary shares and Class B ordinary shares, will be changed from previously announced March 27, 2017 to June 9, 2017. The Company will make the payment of the Cash Dividend on or about June 16, 2017, which payment was previously scheduled to be made on or about May 30, 2017.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in twelve IT subjects and three non-IT subjects. Tarena also offers three kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 408,000 students, cooperated with more than 630 universities and colleges and placed students with approximately 100,000 corporate employers in a variety of industries. For further information, please visit http://ir.tedu.cn.

CONTACT: For further information, please contact:

Helen Song

Investor Relations

Tarena International Inc.

Tel: +8610 56219451

Email: ir@tedu.cn